Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03007732

03 MAR 25 AM 7:21

PLEASE REPLY TO: YVONNE SO, LEGAL ASSISTANT
Direct Line: (416) 860-7150 Ext. 253
Direct Email: yvonne@jcolaw.com

March 13, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (403) 297-6156
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attention: Insider Reports

SUPPL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ALAN T. RUBENOFF** dated March 10, 2003. I also enclose a clearer unsigned copy of the report for your ease of reference.

Yours very truly,

JOHNSTONE & COMPANY

Yvonne So

Per: Yvonne So
Legal Assistant
Encl.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail

KES/ys

F:\WPDOC\LTR\RGRI\Ins AR March03.wpd

dlw 4/8

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. [illegible]

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RUBICON GOLD RESOURCES INC.

BOX 2. INSIDER DATA

Reporting issuer: 5

Date of last report filed: 06 / 1 / 2003

Change in relationship from last report: NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

RUBENOFF

ALAN T.

240 SCHOOL HILL ROAD

GOSHEN

CONNECTICUT, USA 06756

Business telephone number: 860-491-8230

Business fax number: 860-658-9095

Change in name, address or telephone number from last report: YES [ ] NO [X]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-5893

BOX 5. INSIDER HOLDINGS AND CHANGES

A	B	C Transactions: Day	Month	Year	Nature	Number/Value	Unit price	D	E	F
OPTIONS	250,000	6	3	2003	97	250,000		50,000	0	See Remark 1
COMMON SHARES	NIL	27	2	2003	16	100,000		200,000	0	
WARRANTS	NIL	27	2	2003	16	100,000	0.30	100,000	0	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Options to acquire common shares at $1.00 per share until January 8, 2005.
2. Warrants to acquire common shares at $0.25 per share until February 27, 2005

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

ALAN T. RUBENOFF

[signature]

Date of the report: 10 / 3 / 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 16 / 1 / 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: RUBENOFF

GIVEN NAMES: ALAN T.

NO. STREET APT: 240 SCHOOL HILL ROAD

CITY: GOSHEN

PROV.: CONNECTICUT, USA POSTAL CODE: 06756

BUSINESS TELEPHONE NUMBER: 860-491-9230

BUSINESS FAX NUMBER: 860-658-0256

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	250,000	6	3	2003	97	250,000				500,000	0	See Remark 1
COMMON SHARES	100,000	27	2	2003	16	100,000		$0.20		200,000	0	
WARRANTS	NIL	27	2	2003	16	100,000				100,000	0	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Options to acquire common shares at $1.00 per share until January 8, 2005.
2. Warrants to acquire common shares at $0.25 per share until February 27, 2005

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ALAN T. RUBENOFF

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 / 3 / 2003